FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Technical Interest in Shares released 13 January, 2003

NOTIFICATION TO STOCK EXCHANGE

13th January 2003

To: Announcements Office

The London Stock Exchange

From: Celltech Group plc

208 Bath Road

Slough

Berkshire

SL1 3WE

Dear Sirs

CELLTECH GROUP EMPLOYEE SHARE TRUST ("Trust")

Dr Fellner, Mr Allen and Dr Lee (together the "Directors").

Notification of Director's interests pursuant to section 324(2) of the Companies Act 1985.

The Company became aware on 13th January 2003 that each of the Directors technically became interested on 13th January 2003 in 400,000 ordinary shares of 50p each in the Company by virtue of the Trust acquiring such shares for the Celltech Deferred Bonus Plan and the Directors being potential beneficiaries under the Trust.

Yours faithfully

J A D Slater

Company Secretary

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                    By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 13 January, 2003